Exhibit 99.1

JOYY Reports Second Quarter 2026 Unaudited Financial Results

SINGAPORE, August 26, 2026 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the second quarter of 2026.

Second Quarter 2026 Financial Highlights1

•	Net revenues were US$590.8 million, an increase of 16.3% from US$507.8 million in the corresponding period of 2025, and an increase of 6.3% from US$555.7 million in the first quarter of 2026.

o Social Entertainment net revenues increased by 7.4% to US$422.7 million from US$393.8 million in the corresponding period of 2025, and by 5.6% from US$400.4 million in the first quarter of 2026.

o BIGO Ads net revenues increased by 53.1% to US$133.7 million from US$87.3 million in the corresponding period of 2025, and by 7.1% from US$124.8 million in the first quarter of 2026.

o Shopline net revenues increased by 28.6% to US$34.4 million from US$26.7 million in the corresponding period of 2025, and by 12.5% from US$30.5 million in the first quarter of 2026.

•	Operating income was US$13.8 million, an increase of 138.1% from US$5.8 million in the corresponding period of 2025, and an increase of 102.0% from US$6.8 million in the first quarter of 2026.

•	Non-GAAP EBITDA[2] was US$56.9 million, an increase of 18.1% from US$48.2 million in the corresponding period of 2025, and an increase of 24.4% from US$45.7 million in the first quarter of 2026.

•	Net income from continuing operations attributable to controlling interest of JOYY[3] was US$51.8 million, compared with US$60.8 million in the corresponding period of 2025 and US$50.7 million in the first quarter of 2026.

•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[4] was US$63.5 million, compared with US$77.0 million in the corresponding period of 2025 and US$55.9 million in the first quarter of 2026.

•	Net Cash[5] as of June 30, 2026 was US$3,059.3 million.

•	Net Cash from operating activities was US$64.9 million, compared with US$57.6 million in the corresponding period of 2025.

Second Quarter 2026 Business Highlights

Global community:

•	Global average mobile MAUs[6] reached 277.1 million in the second quarter of 2026, up by 5.5% from 262.5 million in the corresponding period of 2025, and up by 0.3% from 276.3 million in the first quarter of 2026. The Company continued to optimize its marketing strategies to focus on return on investment (ROI) and high-value users.

Social Entertainment:

•	In the second quarter, Social Entertainment revenues increased by 7.4% year over year to US$422.7 million, with live streaming revenues reaching US$402.6 million, a 7.3% increase from the corresponding period of 2025. By region, live streaming revenues in developed markets grew 11.8% year over year, reflecting strong performance in key geographies.

•	In the second quarter, core live streaming paying users[7] increased by 3.9% year over year to 1.56 million, while ARPPU[8] increased by 2.4% year over year to US$220.5.

•	The Company continued to make enhancements to its streamer incentive and growth mechanisms, including a richer content ecosystem, AI-powered improvements to content distribution and payment experience, and localized operating initiatives. Average daily active streamers increased by 4.4% quarter over quarter, and newly signed streamers going live increased by 5.4% quarter over quarter. In content distribution, the Company continued to develop its AI-driven content understanding capabilities, focusing on onboarding content for new users and deepening user consumption, allowing high-quality content to be more precisely matched to interested users across regions. In May 2026, AI-generated interactive virtual gifts accounted for 34.3% of total virtual gift consumption on Bigo Live.

B2B Initiatives: Advertising Technology and Smart Commerce

•	Beginning in 2022, the Company ramped up efforts to diversify its revenue streams, cultivating its new initiatives in advertising technology and smart commerce. The Company has made steady progress advancing towards its strategic positioning as a global tech company powered by multiple growth engines. In the second quarter, total non-live streaming revenues reached US$188.1 million, up by 42.1% year over year, representing 31.8% of total net revenues of the Company, compared with 26.1% in the corresponding period of 2025.

BIGO Ads:

•	BIGO Ads is a global AI-powered programmatic advertising platform. Launched to provide one-stop marketing and monetization solutions, it leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potential through connecting premium global demand.

•	In the second quarter, BIGO Ads' total revenues grew by 53.1% year over year to US$133.7 million. In particular, BIGO Audience Network, which includes third-party advertising revenues generated on network partners' traffic properties, continued to demonstrate strong momentum, with revenues increasing by 74.1% year over year.

•	BIGO Ads has access to a vast traffic pool, comprising the Company’s own global average mobile MAU base and an extensive network of third-party traffic through seamless integration of developer traffic across major channels. During the second quarter, Software Development Kit (SDK) traffic maintained steady growth, with SDK advertising requests up 37.7% year over year.

•	BIGO Ads continued to invest in its algorithm and engineering infrastructure during the quarter. By strengthening multi-channel attribution and accumulating customer feedback data, BIGO Ads further enhanced its user profiling and targeting capabilities. In parallel, the continuous iteration of vertical-specific models improved budget matching, traffic bidding, and post-campaign optimization efficiency. Furthermore, intelligent upgrades to compute scheduling and system architecture allowed the platform to optimize infrastructure costs effectively, even amid rapid request volume growth.

•	Broader traffic coverage, multi-vertical advertiser expansion, and ongoing algorithm optimization fueled accelerated growth. Web-based demand grew 91.7% year over year. In-App Advertising (IAA) spending recorded 70.6% year-over-year growth.

Shopline:

•	Shopline serves as a global AI-powered operating system for modern retail. Beyond storefront creation, Shopline offers a deeply integrated suite of merchant services across payments, logistics, marketing, and data analytics. It is an open, extensible omnichannel platform that enables merchants to manage the full commerce value chain from store setup and transactions to fulfillment, customer acquisition, and lifecycle engagement. Shopline has helped merchants in diverse industries across multiple markets to launch and scale their businesses.

•	Shopline currently generates revenues from recurring software subscription fees and a suite of transaction-based value-added services, including localized payment processing (Shopline Payments) and marketing solutions.

•	In the second quarter, Shopline generated revenues of US$34.4 million, up 28.6% year over year and 12.5% quarter over quarter, with revenue growth accelerating from the first quarter. Cross-border merchants revenue sustained strong growth of 73.5% year over year, driving the acceleration in overall revenue growth.

•	With AI-driven discovery emerging as an e-commerce scenario, Shopline expanded its integrations with multiple AI agents during the quarter to help merchants effectively capture traffic and convert cross-channel orders, customer relationships, and operational data into long-term proprietary assets. Shopline fuels AI with complete business context to deliver actionable insights and continuously boost operational and decision-making efficiency.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “We are pleased to report another quarter of strong performance. Total revenues for the second quarter reached US$590.8 million, up 16.3% year over year, with revenue growth accelerating and operating income improving notably. Our Social Entertainment, BIGO Ads, and Shopline businesses all advanced in tandem, and our globally diversified ecosystem continued to unlock new growth opportunities as we forged ahead towards the next stage of our development. We remain committed to delivering shareholder value, returning a total of US$358.8 million year-to-date through August 21, 2026, comprising US$142.4 million in dividends and US$216.4 million in share repurchases.

Social Entertainment revenues grew 7.4% year over year, with live streaming revenue up 7.3% year over year, and core live streaming paying users and ARPPU both improving. BIGO Ads revenues grew 53.1% year over year to US$133.7 million, with our third-party BIGO Audience Network sustaining strong growth of 74.1% year over year. Shopline revenues reached US$34.4 million, up 28.6% year over year, with growth accelerating from the first quarter on continued strength from cross-border merchants. For the full year of 2026, we remain confident in delivering solid revenue growth across the Group. On the profitability front, supported by a better-than-expected operational performance in the first half of the year and enhanced operating leverage from improved efficiency across our business segments, we expect the Group’s full-year 2026 non-GAAP operating income to achieve approximately 20% year-over-year growth.

AI remains the technology foundation of our long-term strategy, driving measurable improvements across our streamer ecosystem, content distribution, advertising models, and merchant operations on Shopline. Together, these efforts reinforce the closed-loop system across our three business segments, and we remain confident this multi-engine strategy will continue to drive long-term value for JOYY and our shareholders.”

Second Quarter 2026 Financial Results

NET REVENUES

Net revenues were US$590.8 million, representing an increase of 16.3% from US$507.8 million in the corresponding period of 2025, and an increase of 6.3% from US$555.7 million in the first quarter of 2026.

Social Entertainment net revenues increased by 7.4% to US$422.7 million from US$393.8 million in the corresponding period of 2025, and by 5.6% from US$400.4 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were primarily driven by higher live streaming revenues, as expanded content categories and enhanced localized operations contributed to stronger user engagement and spending across key markets.

BIGO Ads net revenues increased by 53.1% to US$133.7 million from US$87.3 million in the corresponding period of 2025, and by 7.1% from US$124.8 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were driven by expansion of traffic, elevated advertiser demand across regions and verticals, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Shopline net revenues increased by 28.6% to US$34.4 million from US$26.7 million in the corresponding period of 2025, and by 12.5% from US$30.5 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were mainly due to continued merchant adoption and deeper penetration of value-added services.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was US$389.2 million in the second quarter of 2026, compared with US$322.5 million in the corresponding period of 2025 and US$366.4 million in the first quarter of 2026.

Social Entertainment’s cost of revenues increased by 6.5% year-over-year to US$264.6 million, and by 3.4% from US$256.0 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were primarily attributable to higher revenue-sharing fees and content costs of US$25.0 million and US$10.9 million, respectively.

BIGO Ads’ cost of revenues increased by 77.5% year over year to US$106.3 million, and by 11.1% from US$95.6 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were primarily attributable to higher traffic acquisition costs paid to third-party partners in relation to the expansion of BIGO Audience Network.

Shopline’s cost of revenues increased by 29.4% year over year to US$18.3 million, and by 23.8% from US$14.8 million in the first quarter of 2026. The year-over-year and quarter-over-quarter increases were primarily attributable to higher payment processing costs, reflecting an increased contribution from payment services to Shopline’s revenue mix.

Gross profit was US$201.6 million in the second quarter of 2026, compared with US$185.2 million in the corresponding period of 2025 and US$189.3 million in the first quarter of 2026. Gross margin was 34.1% in the second quarter of 2026, compared with 36.5% in the corresponding period of 2025 and 34.1% in the first quarter of 2026.

OPERATING EXPENSES AND INCOME

Operating expenses were US$188.2 million in the second quarter of 2026, compared with US$179.8 million in the same period of 2025 and US$183.4 million in the first quarter of 2026. Among the operating expenses, sales and marketing expenses were US$79.6 million, compared with US$71.9 million in the corresponding period of 2025 and US$79.6 million in the first quarter of 2026. Research and development expenses were US$53.0 million, compared with US$60.1 million in the corresponding period of 2025 and US$61.2 million in the first quarter of 2026. General and administrative expenses were US$55.6 million, compared with US$47.9 million in the corresponding period of 2025 and US$42.6 million in the first quarter of 2026.

Operating income was US$13.8 million, compared with US$5.8 million in the corresponding period of 2025 and US$6.8 million in the first quarter of 2026.

Non-GAAP operating income9 was US$49.1 million in the second quarter of 2026, compared with US$38.3 million in the corresponding period of 2025 and US$38.0 million in the first quarter of 2026. Non-GAAP operating income margin10 was 8.3% in the second quarter of 2026, compared with 7.5% in the corresponding period of 2025 and 6.8% in the first quarter of 2026.

Non-GAAP EBITDA was US$56.9 million, compared with US$48.2 million in the corresponding period of 2025 and US$45.7 million in the first quarter of 2026. Non-GAAP EBITDA margin11 was 9.6%, compared with 9.5% in the corresponding period of 2025 and 8.2% in the first quarter of 2026.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$51.8 million, compared with US$60.8 million in the corresponding period of 2025 and US$50.7 million in the first quarter of 2026. Net income margin was 8.8% in the second quarter of 2026, compared with 12.0% in the corresponding period of 2025 and 9.1% in the first quarter of 2026.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$63.5 million, compared with US$77.0 million in the corresponding period of 2025 and US$55.9 million in the first quarter of 2026. Non-GAAP net income margin12 was 10.7% in the second quarter of 2026, compared with 15.2% in the corresponding period of 2025 and 10.1% in the first quarter of 2026.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS13 was US$1.01 in the second quarter of 2026, compared with US$1.13 in the corresponding period of 2025 and US$1.00 in the first quarter of 2026.

Non-GAAP diluted net income from continuing operations per ADS14 was US$1.24 in the second quarter of 2026, compared with US$1.44 in the corresponding period of 2025 and US$1.11 in the first quarter of 2026.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2026, the Company had net cash of US$3,059.3 million, compared with US$3,258.0 million as of December 31, 2025. For the second quarter of 2026, net cash from operating activities was US$64.9 million.

SHARES OUTSTANDING

As of June 30, 2026, the Company had a total of 979.5 million common shares outstanding, representing the equivalent of 49.0 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the third quarter of 2026, the Company expects net revenues to be between US$602 million and US$622 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions, and business strategies, which are subject to change, particularly as to the potential impact from macroeconomic uncertainties.

Share Repurchase Programs

Pursuant to the Company's up-to-US$600 million share repurchase program authorized in May 2026, or the 2026 Share Repurchase Program, which is effective through the end of 2028, the Company had repurchased approximately 1.1 million ADSs for an aggregate consideration of US$72.9 million on the open market during the second quarter of 2026. In addition, under the previous share repurchase program, which was authorized in March 2025 and replaced by the 2026 Share Repurchase Program in May 2026, the Company repurchased approximately 0.6 million ADSs for an aggregate consideration of US$35.0 million on the open market during the second quarter of 2026.

Between July 1, 2026 and August 21, 2026, the Company repurchased an additional approximately 0.8 million ADSs, for an aggregate consideration of US$55.5 million under the 2026 Share Repurchase Program. The remaining unutilized amount under the 2026 Share Repurchase Program was approximately US$471.6 million as of August 21, 2026.

Quarterly Dividend Program

On May 22, 2026, the board of directors of the Company authorized a quarterly dividend program, or the 2026 Dividend Program, under which a total of approximately US$900 million in cash will be distributed on a quarterly basis between 2026 and 2028.

Pursuant to the 2026 Dividend Program, the board of directors has accordingly declared a dividend of US$1.55 per ADS, or US$0.0775 per common share, for the second quarter of 2026, which is expected to be paid on October 16, 2026 to shareholders of record as of the close of business on September 30, 2026. The ex-dividend date will be September 30, 2026.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time Tuesday, August 25, 2026 (9:00 AM Singapore/Hong Kong Time on Wednesday, August 26, 2026). Details for the conference call are as follows:

Event Title:	JOYY Inc. Second Quarter 2026 Earnings Conference Call
Conference ID:	#10056759

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10056759-hu76t5.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through September 2, 2026, by dialing the following numbers:

United States:	1-855-883-1031
Singapore: Hong Kong:	800-101-3223 800-930-639
Conference ID:	#10056759

About JOYY Inc.

JOYY (NASDAQ: JOYY) is a leading global technology company, dedicated to building a self-reinforcing ecosystem that integrates social entertainment, programmatic advertising, and omnichannel e-commerce infrastructure, powered by AI and data intelligence. Headquartered in Singapore and operating across the globe, JOYY empowers creators, merchants and enterprises worldwide. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online social entertainment, advertising and smart commerce market; JOYY’s ability to attract and retain users and customers; JOYY’s expectations regarding demand for and market acceptances of its products and services; JOYY’s ability to adopt the latest technology to enhance its operations; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating (loss) income, non-GAAP operating income (loss) margin, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY, non-GAAP net income (loss) margin attributable to controlling interest and common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) from continuing operations per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP EBITDA is non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions), and non-GAAP EBITDA margin is non-GAAP EBITDA as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, amortization of intangible assets from business acquisitions, and interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. Starting from the first quarter of 2026, the Company reports three segments, Social Entertainment, BIGO Ads and Shopline, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision makers of the Company under its evolving operating strategies. Social Entertainment mainly includes live streaming services on our social entertainment platforms including but not limited to Bigo Live, Likee, imo, and others. BIGO Ads mainly engages in advertising services on the Company's own properties (specifically Likee and imo) and third-party network partners’ properties. Shopline mainly engages in providing omnichannel smart commerce solutions for merchants. Prior period segment information has been recast to conform to the current period's presentation.

2 Non-GAAP EBITDA is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions). Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

3 Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

4 Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, interest expenses related to the convertible bonds amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

5 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less short-term and long-term loans.

6 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s active mobile users for each month of such period, by (ii) the number of months in such period.

7 Core live streaming paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

8 Average revenue per user is calculated by dividing the Company’s total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

9 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

10 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP EBITDA margin is a non-GAAP financial measure, which is defined as non-GAAP EBITDA as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues.

13 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

14 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2025	2026
	US$	US$
Assets
Current assets
Cash and cash equivalents	374,248	336,986
Restricted cash and cash equivalents	21,593	29,875
Short-term deposits	192,535	174,866
Restricted short-term deposits	7,182	5,850
Short-term investments	613,702	869,145
Accounts receivable, net	154,439	169,751
Amounts due from related parties	106	560
Prepayments and other current assets	255,566	309,447

Total current assets	1,619,371	1,896,480

Non-current assets
Long-term deposits and held-to-maturity investments	2,059,386	1,686,501
Deferred tax assets	9,782	9,773
Investments	551,802	611,678
Property and equipment, net	565,124	609,652
Land use rights, net	301,390	306,666
Intangible assets, net	221,963	194,484
Right-of-use assets, net	21,241	25,576
Goodwill	2,194,358	2,194,407
Other non-current assets	8,071	6,175

Total non-current assets	5,933,117	5,644,912

Total assets	7,552,488	7,541,392

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	10,672	43,908
Accounts payable	71,551	64,501
Deferred revenue	61,713	60,549
Advances from customers	5,408	7,915
Income taxes payable	64,533	70,283
Accrued liabilities and other current liabilities	626,678	651,859
Amounts due to related parties	24,472	37,136
Lease liabilities due within one year	8,939	9,690

Total current liabilities	873,966	945,841

Non-current liabilities
Lease liabilities	12,029	16,060
Deferred revenue	9,522	9,051
Deferred tax liabilities	54,941	64,250
Other non-current liabilities	-	398

Total non-current liabilities	76,492	89,759

Total liabilities	950,458	1,035,600

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2025	2026
	US$	US$
Mezzanine equity	25,333	26,133

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,306,734,444 shares issued and 673,183,174 shares outstanding as of December 31, 2025; 1,158,146,824 shares issued and 652,960,506 shares outstanding as of June 30, 2026, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	3	3
Treasury shares (US$0.00001 par value; 633,551,270 and 505,186,318 shares held as of December 31, 2025 and June 30, 2026, respectively)	(1,302,098)	(1,093,577)
Additional paid-in capital	3,315,070	2,979,034
Statutory reserves	37,869	37,876
Retained earnings	4,699,089	4,658,456
Accumulated other comprehensive loss	(208,093)	(130,401)

Total JOYY Inc.’s shareholders’ equity	6,541,847	6,451,398

Non-controlling interests	34,850	28,261

Total shareholders’ equity	6,576,697	6,479,659

Total liabilities, mezzanine equity and shareholders’ equity	7,552,488	7,541,392

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Net revenues(1)
Live streaming	375,409	380,265	402,633	746,757	782,898
Advertising	96,125	137,204	146,445	184,772	283,649
Others	36,226	38,231	41,676	70,582	79,907

Total net revenues	507,760	555,700	590,754	1,002,111	1,146,454

Cost of revenues(2)	(322,515)	(366,403)	(389,159)	(638,251)	(755,562)

Gross profit	185,245	189,297	201,595	363,860	390,892

Operating expenses(2)
Research and development expenses	(60,075)	(61,187)	(53,024)	(122,501)	(114,211)
Sales and marketing expenses	(71,852)	(79,649)	(79,587)	(143,983)	(159,236)
General and administrative expenses	(47,922)	(42,572)	(55,632)	(80,612)	(98,204)

Total operating expenses	(179,849)	(183,408)	(188,243)	(347,096)	(371,651)

Loss on deconsolidation and disposal of subsidiaries	-	(245)	-	-	(245)
Other income	400	1,189	451	1,239	1,640

Operating income	5,796	6,833	13,803	18,003	20,636

Interest expenses	(151)	(38)	(112)	(257)	(150)
Interest income and investment income	40,799	39,765	39,476	80,186	79,241
Foreign currency exchange gains (losses), net	1,191	(13,555)	(13,502)	430	(27,057)
Loss on disposal and deemed disposal of investments	-	-	(415)	-	(415)
Gain (loss) on fair value change of investments	17,633	(7,958)	1,461	18,338	(6,497)

Income before income tax expenses	65,268	25,047	40,711	116,700	65,758

Income tax expenses	(6,066)	(4,834)	(9,849)	(11,277)	(14,683)

Income before share of (loss) income in equity method investments, net of income taxes	59,202	20,213	30,862	105,423	51,075

Share of (loss) income in equity method investments, net of income taxes	(1,176)	27,953	17,887	(4,494)	45,840

Net income from continuing operations	58,026	48,166	48,749	100,929	96,915

Gain on disposal of YY Live(3)	-	-	-	1,875,921	-

Net income	58,026	48,166	48,749	1,976,850	96,915

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	2,799	2,501	3,045	5,298	5,546

Net income attributable to controlling interest of JOYY Inc.	60,825	50,667	51,794	1,982,148	102,461

Including：
Net income from continuing operations attributable to controlling interest of JOYY Inc.	60,825	50,667	51,794	106,227	102,461
Gain on disposal of YY Live(3)	-	-	-	1,875,921	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(346)	(346)	(694)	(692)

Net income attributable to common shareholders of JOYY Inc.	60,478	50,321	51,448	1,981,454	101,769

Including：
Net income from continuing operations attributable to common shareholders of JOYY Inc.	60,478	50,321	51,448	105,533	101,769
Gain on disposal of YY Live(3)	-	-	-	1,875,921	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Net income per ADS
——Basic	1.15	1.01	1.03	37.36	2.03
Continuing operations	1.15	1.01	1.03	1.99	2.03
Discontinued operations	-	-	-	35.37	-
——Diluted	1.13	1.00	1.01	36.97	1.99
Continuing operations	1.13	1.00	1.01	1.97	1.99
Discontinued operations	-	-	-	35.00	-

Weighted average number of ADS used in calculating net income per ADS
——Basic	52,788,040	49,767,292	50,047,670	53,040,855	50,252,381
——Diluted	53,353,026	50,534,120	51,121,698	53,593,910	51,173,317

(1)    Net revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Developed countries and regions	291,145	343,244	361,763	568,760	705,007
Middle East	61,268	58,760	63,168	127,919	121,928
Mainland China	51,291	52,063	58,128	99,676	110,191
Southeast Asia and others	104,056	101,633	107,695	205,756	209,328

Note: Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Cost of revenues	677	802	964	1,312	1,766
Research and development expenses	1,605	1,480	2,245	3,743	3,725
Sales and marketing expenses	255	422	283	484	705
General and administrative expenses	1,430	14,633	13,125	3,665	27,758

(3)    Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Operating income	5,796	6,833	13,803	18,003	20,636
Share-based compensation expenses	3,967	17,337	16,617	9,204	33,954
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	27,080	27,080
Impairment of goodwill and investments	15,000	-	5,136	15,000	5,136
Loss on deconsolidation and disposal of subsidiaries	-	245	-	-	245
Non-GAAP operating income	38,303	37,955	49,096	69,287	87,051
Depreciation and other amortization	9,891	7,781	7,802	19,293	15,583
Non-GAAP EBITDA	48,194	45,736	56,898	88,580	102,634

Net income from continuing operations	58,026	48,166	48,749	100,929	96,915
Share-based compensation expenses	3,967	17,337	16,617	9,204	33,954
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	27,080	27,080
Impairment of goodwill and investments	15,000	-	5,136	15,000	5,136
Loss on deconsolidation and disposal of subsidiaries	-	245	-	-	245
Loss on disposal and deemed disposal of investments	-	-	415	-	415
(Gain) loss on fair value change of investments	(17,633)	7,958	(1,461)	(18,338)	6,497
Income tax effects on non-GAAP adjustments	913	(3,012)	(2,067)	(491)	(5,079)
Reconciling items on the share of equity method investments	1,034	(30,192)	(19,525)	2,921	(49,717)
Non-GAAP net income from continuing operations	74,847	54,042	61,404	136,305	115,446

Net income from continuing operations attributable to common shareholders of JOYY Inc.	60,478	50,321	51,448	105,533	101,769
Share-based compensation expenses	3,967	17,337	16,617	9,204	33,954
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540	27,080	27,080
Impairment of goodwill and investments	15,000	-	5,136	15,000	5,136
Loss on deconsolidation and disposal of subsidiaries	-	245	-	-	245
Loss on disposal and deemed disposal of investments	-	-	415	-	415
(Gain) loss on fair value change of investments	(17,633)	7,958	(1,461)	(18,338)	6,497
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	346	346	694	692
Income tax effects on non-GAAP adjustments	913	(3,012)	(2,067)	(491)	(5,079)
Reconciling items on the share of equity method investments	1,034	(30,192)	(19,525)	2,921	(49,717)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(690)	(602)	(973)	(1,451)	(1,575)
Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	76,956	55,941	63,476	140,152	119,417

Non-GAAP net income from continuing operations per ADS
——Basic	1.46	1.12	1.27	2.64	2.38
——Diluted	1.44	1.11	1.24	2.62	2.33

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
——Basic	52,788,040	49,767,292	50,047,670	53,040,855	50,252,381
——Diluted	53,353,026	50,534,120	51,121,698	53,593,910	51,173,317

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Net revenues:
Social Entertainment	393,761	400,367	422,740	781,574	823,107
BIGO Ads	87,286	124,787	133,653	167,506	258,440
Shopline	26,713	30,546	34,361	53,031	64,907
Total net revenues	507,760	555,700	590,754	1,002,111	1,146,454

Cost of revenues(1):
Social Entertainment	(248,475)	(255,979)	(264,559)	(495,969)	(520,538)
BIGO Ads	(59,866)	(95,600)	(106,253)	(113,541)	(201,853)
Shopline	(14,174)	(14,824)	(18,347)	(28,741)	(33,171)
Total cost of revenues	(322,515)	(366,403)	(389,159)	(638,251)	(755,562)

Gross profit:
Social Entertainment	145,286	144,388	158,181	285,605	302,569
BIGO Ads	27,420	29,187	27,400	53,965	56,587
Shopline	12,539	15,722	16,014	24,290	31,736
Total gross profit	185,245	189,297	201,595	363,860	390,892

(1)    Share-based compensation allocated to cost of revenues by segment as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Social Entertainment	641	826	984	1,238	1,810
BIGO Ads	1	16	33	2	49
Shopline	35	(40)	(53)	72	(93)
Total share-based compensation allocated to cost of revenues	677	802	964	1,312	1,766